SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MaxLinear, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A and Class B Common Stock, $0.0001 par value

(Title of Class of Securities)

57776J100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Kishore Seendripu, Ph.D.

President and Chief Executive Officer

MaxLinear, Inc.

2051 Palomar Airport Road, Suite 100

Carlsbad, California 92011

(760) 692-0711

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert F. Kornegay

Anthony G. Mauriello

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,285,714	$491.15

*	Estimated solely for purposes of calculating the amount of filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes that eligible options to purchase 2,660,230 shares of Class A common stock and Class B common stock of MaxLinear, Inc. having an aggregate value of $4,285,714 as of April 18, 2012 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $114.60 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐

Page
Item 1. Summary Term Sheet	1

Item 2. Subject Company Information	2

Item 3. Identity and Background of Filing Person	2

Item 4. Terms of the Transaction	2

Item 5. Past Contracts, Transactions, Negotiations and Arrangements	3

Item 6. Purposes of the Transaction and Plans or Proposals	3

Item 7. Source and Amount of Funds or Other Consideration	3

Item 8. Interest in Securities of the Subject Company	3

Item 9. Person/Assets, Retained, Employed, Compensated or Used	4

Item 10. Financial Statements	4

Item 11. Additional Information	4

Item 12. Exhibits	4

Item 13. Information Required by Schedule 13E-3	4

SIGNATURE
INDEX TO EXHIBITS
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.G
EX-99.A.1.H

This Tender Offer Statement on Schedule TO relates to an offer by MaxLinear, Inc., a Delaware corporation (“MaxLinear” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding options to purchase up to an aggregate of 1,825,471 shares of the Company’s Class A common stock and an aggregate of up to 827,010 shares of the Company’s Class B common stock, whether vested or unvested, that (i) have an exercise price per share greater than $5.00 (or if higher, the closing sales price of MaxLinear’s Class A common stock on the expiration date of this offer), (ii) were granted under either the MaxLinear 2010 Equity Incentive Plan (the “2010 Plan”) or the MaxLinear 2004 Stock Plan (the “2004 Plan,” and together with the 2010 Plan, the “Plans”), and (iii) are held by Eligible Employees (as defined below), except as otherwise described in the Offer to Exchange (the “Eligible Options”).

An “Eligible Employee” refers to an employee or consultant who is providing services to the Company or any of its subsidiaries in the United States, China, Hong Kong, Japan, the Republic of Korea and Taiwan as of the start of the Exchange Offer and who remains in our service through the expiration of the Exchange Offer and the RSU grant date. Our executive officers (excluding Kishore Seendripu, Ph.D., our Chairman and Chief Executive Officer and Curtis Ling, Ph.D., our Chief Technical Officer) are Eligible Employees and therefore may participate in the Exchange Offer. Members of our board of directors, including members of our board who are also employees of MaxLinear, are not Eligible Employees and therefore may not participate in the Exchange Offer.

Although the 2010 Plan permitted MaxLinear to institute an exchange program where outstanding awards may be surrendered or cancelled in exchange for awards of a different type, the terms of the 2004 Plan did not grant similar rights. Notwithstanding the terms of the Plans, MaxLinear’s board of directors considers this proposal to be an important event for MaxLinear. Accordingly, MaxLinear has sought stockholder approval to amend both Plans to permit the one-time option exchange program described in this Exchange Offer.

The Exchange Offer is not conditioned on a minimum number of eligible options being submitted for exchange or a minimum number of eligible employees participating. However, the Exchange Offer is subject to various conditions, including the approval of the Exchange Offer and the amendments of the Plans to permit this one-time option exchange program by our stockholders. These conditions are discussed in further detail below in Q&A 27 and Section 7 of the Offer to Exchange.

Eligible Options may be exchanged for Restricted Stock Units (“RSUs”) under the 2010 Plan, upon the terms and subject to the conditions set forth in:

(i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated April 20, 2012 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A);

(ii) the Launch Announcement E-Mail, dated April 20, 2012, attached hereto as Exhibit (a)(1)(B);

(iii) the Election Form, attached hereto as Exhibit (a)(1)(C);

(iv) the Forms of Confirmation E-mail, attached hereto as Exhibit (a)(1)(D); and

(v) the Forms of Reminder E-mail, attached hereto as Exhibit (a)(1)(E).

These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

MaxLinear is the issuer of the securities subject to the Exchange Offer. The address of the MaxLinear’s principal executive office is 2051 Palomar Airport Road, Suite 100, Carlsbad, CA 92011, and the telephone number at that address is (760) 692-0711. The information set forth in the Offer to Exchange under the caption “The Offer” in the section titled “Information concerning MaxLinear” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of Class A common stock subject to the RSUs to be issued in the Exchange Offer will depend on the number of shares of Class A common stock and Class B common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of RSUs; expiration date,” “Acceptance of options for exchange and issuance of RSUs,” and “Source and amount of consideration; terms of RSUs” are incorporated herein by reference.

As of April 18, 2012, there were outstanding Eligible Options to purchase 1,825,471 shares of the Company’s Class A common stock and 834,759 shares of the Company’s Class B common stock.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of RSUs; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of RSUs,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange are incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in sections of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” and “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. See also: (1) the 2004 Plan attached hereto as Exhibit (d)(1); (2) the 2010 Plan attached hereto as Exhibit (d)(2); (3) the 2010 Employee Stock Purchase Plan attached hereto as Exhibit (d)(3); (4) the Form of Restricted Stock Unit Agreement (U.S.) attached hereto as Exhibit (a)(1)(F); and (5) the Form of Non-U.S. Restricted Stock Unit Agreement and country-specific appendix thereto attached hereto as Exhibit (a)(1)(G), which contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of options for exchange and issuance of RSUs” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Financial information,” and “Additional information” is incorporated herein by reference. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 under the caption “Financial Statements and Supplementary Data,” filed with the Commission on March 14, 2012 is incorporated herein by reference and can be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated April 20, 2012.
(a)(1)(B)	Launch Announcement E-mail dated April 20, 2012.
(a)(1)(C)	Election Form.
(a)(1)(D)	Forms of Confirmation E-mail.
(a)(1)(E)	Forms of Reminder E-mail.
(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on July 28, 2011, Commission File No. 001-34666).
(a)(1)(G)	Form of Non-U.S. Restricted Stock Unit Agreement and country-specific appendix thereto
(a)(1)(H)	Screen Shots from Offer Website.
(b)	Not applicable.
(d)(1)	2004 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(d)(2)	2010 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAXLINEAR, INC.

/s/ ADAM C. SPICE
Adam C. Spice
Chief Financial Officer

Date: April 20, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated April 20, 2012.
(a)(1)(B)	Launch Announcement E-mail, dated April 20, 2012.
(a)(1)(C)	Election Form.
(a)(1)(D)	Forms of Confirmation E-mail.
(a)(1)(E)	Forms of Reminder E-mail.
(a)(1)(F)	Form of Restricted Stock Unit Agreement (U.S.) (which is incorporated herein by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on July 28, 2011, Commission File No. 001-34666).
(a)(1)(G)	Form of Non-U.S. Restricted Stock Unit Agreement and country-specific appendix thereto
(a)(1)(H)	Screen Shots from Offer Website.
(b)	Not applicable.
(d)(1)	2004 Stock Plan, as amended (which is incorporated herein by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(d)(2)	2010 Equity Incentive Plan (which is incorporated herein by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (File No. 333-162947)
(g)	Not applicable.
(h)	Not applicable.